UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-254101, 333-261550, 333-270088 and 333-277519) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 3, 2024, Ascendis Pharma A/S (the “Company”), Ascendis Pharma Bone Diseases A/S, a wholly-owned subsidiary of the Company (the “Seller”), and Royalty Pharma Development Funding, LLC, a Delaware limited liability company (the “Purchaser”), entered into a Revenue Participation Right Purchase and Sale Agreement (the “Agreement”).

Under the Agreement, in exchange for the Purchaser’s payment of a cash purchase price of $150 million at closing (the “Purchase Price”), the Seller has agreed to sell to the Purchaser its right to receive payment in full of 3.0% of net sales of YORVIPATH® (the “Revenue Payment” and such right, the “Revenue Participation Right”) in the United States for each calendar quarter commencing on September 3, 2024. The Purchaser’s Revenue Participation Right terminates and the Seller no longer has the obligation to pay Purchaser Revenue Payments if the Purchaser receives 1.65 times or more of the Purchase Price on or before December 31, 2029, and if not when the Purchaser receives 2.0 times or more of the Purchase Price.

Seller also has the right to buy-out Purchaser’s Revenue Participation Right by paying Purchaser (y) 2.0 times the Purchase Price minus the Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice or (z) if the buy-out notice is provided on or prior to September 30, 2028 and the Seller has paid the Purchaser Revenue Payments equal to the Purchase Price as of the date of the buy-out notice, then 1.65 times the Purchase Price minus the Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice (the “Buy-Out Payment”). If a change of control of the Seller is consummated during the term of the Agreement, the Seller has agreed to pay the Purchaser the Buy-Out Payment concurrently with the change of control.

The Agreement contains various representations and warranties, including with respect to organization, authorization, and certain other matters, certain covenants with respect to payment, reporting, intellectual property, in-licenses, out-licenses, and certain other actions, indemnification obligations and other provisions customary for transactions of this nature.

The foregoing description of the material terms of the Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 3, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer